                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of June  , 2002


                                  WAVECOM S.A.

                             12, boulevard Garibaldi
                    F-92442 Issy-Les-Moulineaux Cedex, France
                            Tel: 00 33 1 46 29 08 00
                    (Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                          Form 20-F  X    Form 40-F
                                    ---             ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             Yes              No  X
                                 ---             ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

                                  WAVECOM S.A.


                        UNAUDITED CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

                                       AND

                         OPERATING AND FINANCIAL REVIEW


                    FOR THE THREE MONTHS ENDED MARCH 31, 2002

                                  WAVECOM S.A.

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.


                                                                   THREE MONTHS ENDED MARCH 31,
                                                                   ----------------------------
                                                                 2001         2002          2002
                                                              ----------   ----------    ----------
                                                                 EURO         EURO           USD
Revenues :
   Product sales............................................      51,239      108,357        94,455
   Technology development and other services................       2,785          262           228
                                                              ----------   ----------    ----------
                                                                  54,024      108,619        94,683
Cost of revenues :
   Product sales............................................      43,469       79,457        69,263
   Technology development and other services................         849        1,130           985
                                                              ----------   ----------    ----------
                                                                  44,318       80,587        70,248
                                                              ----------   ----------    ----------
Gross profit................................................       9,706       28,032        24,435
Operating expenses :
   Research and development.................................       6,167       12,672        11,046
   Sales and marketing......................................       2,696        3,906         3,405
   General and administrative...............................       2,653        4,735         4,127
   Amortization of goodwill.................................          66            -             -
   Amortization of deferred stock-based compensation........         431          428           373
                                                              ----------   ----------    ----------
      Total operating expenses..............................      12,013       21,741        18,951
                                                              ----------   ----------    ----------
Operating income (loss).....................................      (2,307)       6,291         5,484
Interest income, net........................................       1,067          529           461
Foreign exchange gain (loss)................................        (823)         285           248
                                                              ----------   ----------    ----------
                                                                     244          814           709
                                                              ----------   ----------    ----------
Income (loss) before minority interests and income taxes....      (2,063)       7,105         6,193
Minority interests..........................................        (118)          (7)           (6)
                                                              ----------   ----------    ----------
Income (loss) before income taxes...........................      (1,945)       7,112         6,199
Income tax expense (benefit)................................        (399)        (690)         (601)
                                                              ----------   ----------    ----------
Net income (loss)...........................................      (1,546)       7,802         6,800
                                                              ==========   ==========    ==========
Basic net income (loss) per share...........................       (0.11)        0.53          0.46
                                                              ==========   ==========    ==========
Diluted net income (loss) per share.........................       (0.11)        0.51          0.44
                                                              ==========   ==========    ==========
Number of shares used for computing :
   - basic net income (loss) per share......................  14,692,300   14,841,415    14,841,415
   - diluted net income (loss) per share....................  14,692,300   15,444,491    15,444,491

                                  WAVECOM S.A.

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

                                                                  AT DECEMBER 31,     AT MARCH 31,
                                                                                 --------------------
                                                                       2001        2002        2002
                                                                     --------    --------    --------
                                                                       EURO        EURO         USD
                                      ASSETS

Current assets :
   Cash and cash equivalents .....................................    128,972      98,398      85,774
   Short-term investments ........................................      3,008       3,144       2,741
   Accounts receivable, net ......................................     46,219      69,519      60,600
   Inventory, net ................................................     13,858       7,537       6,570
   Value added tax recoverable ...................................     22,251       3,401       2,965
   Prepaid expenses and other current assets .....................     12,720       6,880       5,997
                                                                     --------    --------    --------
      Total current assets .......................................    227,028     188,879     164,647
   Property and equipment, net ...................................     15,666      17,325      15,102
   Goodwill, net .................................................      5,716       5,791       5,048
   Long-term investments .........................................      3,476       3,501       3,052
   Other assets ..................................................      8,061       9,457       8,244
                                                                     --------    --------    --------
      Total assets ...............................................    259,947     224,953     196,093
                                                                     ========    ========    ========

                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
   Accounts payable ..............................................    111,926      62,435      54,426
   Accrued compensation ..........................................      5,755       4,833       4,213
   Other accrued expenses ........................................     15,525      22,253      19,398
   Current portion of loans ......................................        488          82          72
   Current portion of capitalized lease obligations ..............        201         161         140
   Deferred revenue and advances received from customers .........      2,648       2,970       2,589
   Other liabilities .............................................        523         542         473
                                                                     --------    --------    --------
      Total current liabilities ..................................    137,066      93,276      81,311

Long-term portion of capitalized lease obligations ...............        228         229         200
Other long-term liabilities ......................................        410         223         194
                                                                     --------    --------    --------
      Total long-term liabilities ................................        638         452         394

Minority interests ...............................................        361         354         309

Shareholders' equity :
Shares, Euro 1 nominal value, 14 869 857  shares issued and
   outstanding at March 31, 2002 (14 810 614 at December 31, 2001)     14,811      14,870      12,962
Additional paid-in capital .......................................    135,013     135,137     117,799
Deferred compensation ............................................     (2,991)     (2,401)     (2,093)
Retained earnings (deficit) ......................................    (25,674)    (17,872)    (15,579)
Cumulative translation adjustment ................................        723       1,137         990
                                                                     --------    --------    --------
      Total shareholders' equity .................................    121,882     130,871     114,079
                                                                     --------    --------    --------
      Total liabilities and shareholders' equity .................    259,947     224,953     196,093
                                                                     ========    ========    ========

                                  WAVECOM S.A.

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.


                                                                         THREE MONTHS ENDED MARCH 31,
                                                                       --------------------------------
                                                                         2001        2002        2002
                                                                       --------    --------    --------
                                                                         EURO        EURO         USD
Cash flows from operating activities :
Net income (loss) ..................................................     (1,546)      7,802       6,801
Adjustments to reconcile net income (loss) to net cash provided from operating activities :
   Depreciation and amortization of property and equipment .........      1,090       1,591       1,387
   Amortization of goodwill ........................................         66          --          --
   Amortization of deferred stock-based compensation ...............        431         428         373
   Minority interests ..............................................       (115)         (7)         (6)
   Net increase (decrease) in cash from working capital items ......        141     (37,278)    (32,495)
                                                                       --------    --------    --------
          Net cash provided (used) by operating activities .........         67     (27,464)    (23,940)
                                                                       --------    --------    --------
   Cash flows from investing activities :
      Final payment on Arguin acquisition ..........................        462          --          --
      Disposal (acquisition) of short-term investments .............     23,910        (137)       (119)
      Acquisition of long term investments .........................         --         (26)        (23)
      Purchases of property and equipment ..........................     (2,400)     (3,209)     (2,797)
                                                                       --------    --------    --------
          Net cash provided (used) by investing activities .........     21,972      (3,372)     (2,939)
                                                                       --------    --------    --------
Cash flows from financing activities :
   Net increase in overdrafts and lines of credit ..................        442          --          --
   Repayment of loans ..............................................         --        (406)       (354)
   Principal payments on capital lease obligations .................       (255)        (81)        (71)
   Exercise of stock options and founders' warrants ................         51         183         160
                                                                       --------    --------    --------
          Net cash provided (used) by financing activities .........        238        (304)       (265)
Effect of exchange rate changes on cash and cash equivalents .......      2,252         566         493
                                                                       --------    --------    --------
Net increase (decrease) in cash and cash equivalents ...............     24,529     (30,574)    (26,651)
Cash and cash equivalents, beginning of period .....................     69,224     128,972     112,425
                                                                       --------    --------    --------
Cash and cash equivalents, end of period ...........................     93,753      98,398      85,774
                                                                       ========    ========    ========

                                  WAVECOM S.A.


                             CONDENSED CONSOLIDATED
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                    (IN THOUSANDS OF EURO, EXCEPT SHARE DATA)


                                           SHARES                                                 ACCUMULATED
                                           ------         ADDITIONAL                  RETAINED       OTHER          TOTAL
                                                            PAID IN      DEFERRED     EARNINGS   COMPREHENSIVE  SHAREHOLDERS'
                                     NUMBER      AMOUNT     CAPITAL    COMPENSATION   (DEFICIT)      INCOME        EQUITY
                                     ------      ------     -------    ------------   ---------      ------        ------
Balance at December 31, 2001.......  14,810,614  E14,811   E135,013      E(2,991)     E(25,674)     E  723        E121,882
Amortization of deferred
  compensation.....................                                          590                                       590
Issuance of shares in connection
  with the exercise of founders'
  warrants and options.............      59,243       59        124                                                    183
Comprehensive income:
  Net income.......................                                                      7,802                       7,802
  Foreign currency translation.....                                                                    414             414
                                                                                       -------      ------        --------
Total comprehensive income.........                                                      7,802         414           8,216
                                     ----------  -------   --------      -------      --------      ------        --------
Balance at March 31, 2002..........  14,869,857  E14,870   E135,137      E(2,401)     E(17,872)     E1,137        E130,871
                                     ==========  =======   ========      =======      ========      ======        ========

Balance at March 31, 2002 (in
 thousands of US dollars)..........  14,869,857  $12,962   $117,799      $(2,093)     $(15,579)     $  991        $114,080
                                     ==========  =======   ========      =======      ========      ======        ========


              See notes to unaudited condensed financial statements

                                  WAVECOM S.A.


                    NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS



1. BASIS OF PRESENTATION AND CHANGES IN ACCOUNTING PRINCIPLES

         The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. These condensed consolidated financial statements should be read in conjunction with Wavecom's audited consolidated financial statements and footnotes thereto included in Company's annual report on Form 20-F for the year ended December 31, 2001.

CONVENIENCE TRANSLATION

         The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from euro at the Noon Buying Rate in New York on March 29, 2002, which was $0.8717 for each euro.

GOODWILL AMORTIZATION

         In accordance with Financial Accounting Standards Board statement N(degree) 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), the Company ceased amortizing goodwill on a straight-line basis as of January 1, 2002. Goodwill will be tested for impairment on an annual basis and whenever indicators of impairment arise. No impairment losses have been identified by Wavecom at March 31, 2002.


2. CONCENTRATION OF RISK

         For the three-month periods ended March 31, 2002 and 2001, certain customers represented revenues in excess of 10% of Wavecom's total consolidated revenues. The amounts of quarterly revenues, and corresponding quarter-end amounts receivable, from these customers were as follows (in thousands):

                                      2001                          2002
                                      ----                          ----
                             REVENUES      RECEIVABLE      REVENUES      RECEIVABLE
                             --------      ----------      --------      ----------
  Customer A.............    E 7,562       E2,283          E56,003       E25,110
  Customer B............      18,327        7,266           20,427        26,163

                                  WAVECOM S.A.


         Sales to customers by geographic region are summarized as follows (in thousands):

                                       THREE MONTHS ENDED
                                       ------------------
                                            MARCH 31,
                                            ---------
                                        2001        2002
                                        ----        ----
China..............................    E11,992    E 57,337
Korea..............................     18,330      20,463
Rest of Asia.......................      7.975       3,796
Europe.............................     12,977      14,696
Americas...........................      1,253      10,084
Rest of world......................      1,497       2,243
                                       -------    --------
                                       E54,024    E108,619
                                       =======    ========

         Geographic region is determined by the point of origination of the customer's invoice and may not indicate the final destination of product usage.


3. INVENTORY

         Components of inventory are:

                                                    DECEMBER 31,      MARCH 31,
                                                       2001             2002
                                                       ----             ----
                                                          (IN THOUSANDS)
Purchased components and raw materials.........      E    70                -
Finished goods.................................       15,785           E9,863
                                                     -------           ------
                                                      15,855            9,863
Provision for obsolete inventory...............        1,997            2,326
                                                     -------           ------
                                                     E13,858           E7,537
                                                     =======           ======

         The reduction in finished goods at the end of March reflects the increased demand from our customers, resulting in lowered inventory levels.


4. DEBT

         Wavecom had an interest-free loan from Coface, an export credit agency of the French government, with a balance outstanding of E634,000 at December 31, 2001. A reimbursement of E406,000 was made during the three months ended
March 31, 2002.

                                  WAVECOM S.A.


5. SHAREHOLDERS' EQUITY

         A summary of the activity in the warrants and stock options is as follows:

                                     NUMBER OF        WEIGHTED AVERAGE
                                     UNDERLYING    EXERCISE PRICE PER SHARE    PRICE RANGE
                                       SHARES                 E                     E
                                       ------                 -                     -
Balance at December 31, 2001.......   2,574,093             45.27              2.29 - 150.72
Exercised..........................     (59,243)             3.09                2.29 - 4.57
Cancelled..........................     (24,540)            59.29             34.66 - 139.52
                                      ---------
Balance at March 31, 2002..........   2,490,310             46.13              2.29 - 150.72
                                      =========

         At March 31, 2002, 597,574 founders' warrants, stock options and warrants were exercisable.


6. SUBSEQUENT EVENTS

         In order to produce and market CDMA-based Wismo modules and wireless modems, we entered into a cross license agreement with Qualcomm in May 2002. Under this agreement, Qualcomm has granted us a license to use CDMA essential patents that Qualcomm owns or is able to license for the CDMA standard in consideration for our payment to Qualcomm of a up-front fee and a royalty percentage based on each CDMA product we sell in the future. In addition, under this agreement, we have granted Qualcomm a royalty free license to use CDMA essential patents that we own or develop for the CDMA standard. We have been granted an option to include WCDMA and / or TD-SCDMA at Qualcomm's then-standard terms and conditions for a license to such standard.

                                  WAVECOM S.A.


                         OPERATING AND FINANCIAL REVIEW

         THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES, INCLUDED ELSEWHERE IN THIS QUARTERLY REPORT. OUR QUARTERLY FINANCIAL RESULTS INCLUDED IN THIS DISCUSSION HAVE BEEN PREPARED IN ACCORDANCE WITH U.S. GAAP. THIS DISCUSSION INCLUDES FORWARD-LOOKING STATEMENTS BASED ON ASSUMPTIONS ABOUT OUR FUTURE BUSINESS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2001

         REVENUES

         Total revenues increased 101% to E108,619,000 in quarter ended March 31, 2002 from E54,024,000 in the quarter ended March 31, 2001. The increase reflects a 111% increase in product sales offset by a 90.6% decrease in service revenues. Product revenues represented 99.8% of total revenues in the first quarter of 2002 compared to 94.8% in the first quarter of 2001.

         Revenues from sales of our products totaled E108,357,000 in the first quarter of 2002 compared to E51,239,000 in the three months ended March 31, 2001. Sales of Wismo modules accounted for 90% of total product sales in the first quarter of 2002, compared to 76% in the same period in 2001. The increase in product revenues in 2002 was due principally to increased sales of Wismo modules for personal communications device applications, such as mobile telephones and personal digital assistants.

         Service revenue arises from the sale of technical support to our customers to assist them in the integration of our Wismo module into their products. We offer this service in order to promote the sales of Wismo modules. We do not consider it to be a stand-alone business, nor do we expect service revenues to increase substantially in the future.

         COST OF REVENUES

         COST OF GOODS SOLD. Cost of goods sold consists primarily of the cost of components and our manufacturers' charges. Our cost of goods sold increased from E43,469,000 in the first quarter of 2001 to E79,457,000 in the first quarter of 2002. Our gross profit on product sales in the three months ended March 31, 2002 was E28,900,000 (26.7% of product revenues) compared to E7,770,000 (15.2% of product revenues) in the same period in 2001.

         Our gross margin improved compared to one year ago as a result of lower component costs (as we increased volumes, put in place an experienced purchasing team and benefited from general cost decreases in the electronic component market), lower labor costs as resulting from the transfer of most Wismo module manufacturing from France to Romania and lower costs related to engineering changes as our production personnel became more experienced and our products matured. These significant cost reductions were offset in part by declines in our average selling prices. The ASP for our Wismo module declined approximately 16% from the first quarter of 2001 to the first quarter of 2002.

         COST OF SERVICES. Our cost of providing services increased slightly from E849,000 in the first quarter of 2001 to E1,130,000 in 2002. We realized a gross profit from services of E1,936,000 in the first quarter of 2001 compared to a loss on services of E868,000 in 2002. The variability in gross profit or loss on services reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

                                  WAVECOM S.A.


         OPERATING EXPENSES

         RESEARCH AND DEVELOPMENT. We spent E12,672,000 (11.7% of revenues) on research and development in the first quarter of 2002 compared to E6,167,000 (11.4% of revenues) in the same period in 2001. This 105% increase in our research and development spending reflects, in part, the development efforts related to new Wismo modules as we began to expand our product line, and to improved software interfaces and development tools. Research and development expenses also reflect the significant resources being used to adapt our existing products for new digital wireless standards, including GPRS, CDMA and UMTS.

         SALES AND MARKETING. Sales and marketing expenses in the three months ended March 31, 2002 totaled E3,906,000 (3.6% of revenues) compared to E2,696,000 (5.0% of revenues) in the same period in 2001. The increase of sales and marketing expenses in 2002 reflects an increase in our presence in the Asia-Pacific and U.S. markets through our local offices, increases in the level of spending at tradeshows, as well as increases in the staffing of our marketing department.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 78% from E2,653,000 (4.9% of revenues) in the first quarter of 2001 to E4,735,000 (4.4% of revenues) in 2002. We increased the number of personnel in our general and administrative services (including finance, legal, corporate communications, human resources, and information systems departments from less than 60 at March 31, 2001 to over 80 at March 31, 2002. These increases accompanied the growth of our business and the development of our subsidiaries in Asia and in the United States.


         OTHER INCOME (EXPENSE)

         INTEREST INCOME, NET. We recorded net interest income of E529,000 in the first quarter of 2002, compared to E1,067,000 in the same period in 2001. The decrease in net interest income results from the approximate halving of interest rates from early 2001 to 2002.

         FOREIGN EXCHANGE GAIN (LOSS). We had a net foreign exchange gain of E285,000 in the three months ended March 31, 2002 compared to a net loss of E823,000 in the same period in the prior year, due primarily to changes in the value of the U.S. dollar (the primary currency other than the euro in which we invoice sales and make purchases) compared to the euro.

         INCOME TAX EXPENSE (BENEFIT). Our E690,000 net tax benefit in the first quarter of 2002 (E399,000 in the first quarter of 2001) represents principally French research tax credits, offset slightly by tax expense in certain jurisdictions. Research tax credits are received in cash in the fourth year after the period in which they are recorded, if they are not used to offset income taxes payable in France prior to that time. We recorded no tax expense in most jurisdictions, including France, due to the existence of tax loss carryforwards in excess of taxable income.


LIQUIDITY AND CAPITAL RESOURCES

         We had negative cash flow from operating activities of E27,464,000 in the three months ended March 31, 2002 while we had positive cash flow from operations in each quarter of 2001. The negative cash flow in the first quarter of 2002 was due to the timing of payments to a major supplier resulting from late invoicing by the supplier. We could have negative cash flow from time to time if revenues decline as our current plans call for increasing our operating expenses, primarily due to headcount increases in all departments. We had working capital of E95,603,000 at March 31, 2002, up from E89,964,000 at December 31, 2001.

                                  WAVECOM S.A.


At March 31, 2002, our debt and capital lease obligations (including the current portion), amounted to E472,000 compared to debt and capital lease obligations of E917,000 at the end of 2001. We had E101,542,000 in cash, cash equivalents and short-term investments at March 31, 2002 compared to E131,980,000 at December 31, 2001.

         At March 31, 2002, we had commitments outstanding to purchase approximately E4.2 million in fixed assets, which were expected to be placed in service during 2002. Our future capital requirements, the timing and amount of expenditures, and the adequacy of funds available to us will depend on our success in developing and selling new and existing products, on technological and market developments in the wireless communications industry and on other factors. Based on our current plans, we believe that existing cash and cash flows generated by operations will be adequate to satisfy our capital requirements at least through 2002.

         At March 31, 2002, we had purchase commitments with our third-party manufacturers for future deliveries of products principally during the second and third quarters of 2002. These purchase commitments totaled approximately E163 million.